2025 ANNUAL REPORT STRONG. RESILIENT. FUTURE READY.

CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION

CORPORATE PROFILE

Ryder System, Inc. is a nearly $13 billion fully integrated port-to-door logistics and transportation company. We operate behind the scenes managing critical fleet, transportation, and supply chain functions for more than 40,000 customers, many of which make products consumers use every day.

PORT-TO-DOOR Ryder provides a seamless, end-to-end logistics network designed to reduce complexity and improve speed, reliability and efficiency across the entire flow of goods. Ryder connects every link in the supply chain, moving products smoothly from the port to an end customer's door.

WATCH VIDEO



Supplier Inbound
Fleet Management Solutions
Lease, Maintenance
Rental, Used Vehicle Sales
Leading Technology
RyderShare, RyderView
RyderShip, RyderGyde
Final Delivery
Omni-channel
Ryder Last Mile
Residential
Parcel
Brick & Mortar
Canada / Mexico
Cross-border
Inbound to Manufacturing
Supplier to Line
Intermodal
Transload
Cross-docking
Drayage
Port
Transportation Logistics
Dedicated
Transportation Management
Brokerage, Drayage, TMS
Warehousing & Distribution Management
Dedicated Facility, Multi-client Facility
E-commerce, Co-man/Co-pack
Cross-docking, VAS, WMS

RYDER OPERATES IN THREE COMPLEMENTARY BUSINESS SEGMENTS:

SUPPLY CHAIN SOLUTIONS (SCS)

Offers end-to-end suite of solutions that includes warehousing, distribution, transportation logistics, e-commerce and omnichannel fulfillment, and last mile delivery to turn logistics networks into competitive advantages.

43% OF TOTAL REVENUE

FLEET MANAGEMENT SOLUTIONS (FMS)

Offers full-service leasing, contract maintenance, and commercial rental of trucks, tractors, and trailers to help businesses of all sizes across virtually every industry deliver for their customers.

38% OF TOTAL REVENUE

DEDICATED TRANSPORTATION SOLUTIONS (DTS)

Provides all the benefits of a private fleet by combining the best of Ryder's leasing and maintenance capabilities with the safest and most professional drivers and technology in the industry.

19% OF TOTAL REVENUE

DIVERSIFIED CUSTOMER BASE *(as a % of operating revenue-a non-GAAP measure)*



23%
FOOD & BEVERAGE
16%
RETAIL & CONSUMER GOODS
12%
INDUSTRIAL
12%
TRANSPORTATION & LOGISTICS
12%
AUTOMOTIVE
7%
HOUSING
6%
TECH
5%
BUSINESS & PERSONAL SERVICES
7%
OTHER

RYDER 2025 ANNUAL REPORT // 2

CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION

1933 YEAR FOUNDED	**>50,000** TOTAL EMPLOYEES	**~240,000** VEHICLES SERVICED
~$10B FREIGHT UNDER MANAGEMENT	**>40,000**[1] COMMERCIAL CUSTOMERS	**>100M** SQ. FT. OF WAREHOUSE SPACE

[1] Represents total customers across all product lines. Customers utilizing multiple product lines may be counted more than once.


Ryder

NYSE: R RYDER SYSTEM, INC.

LEADING PROVIDER OF OUTSOURCED LOGISTICS AND TRANSPORTATION SOLUTIONS IN NORTH AMERICA

RYDER 2025 ANNUAL REPORT // 3

CORPORATE PROFILE // **STRATEGY** // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION

BALANCED GROWTH STRATEGY



> "We've made remarkable progress on our balanced growth strategy. Our journey has been transformative, enabling us to outperform prior cycles and providing us with a solid foundation for future growth.
>
> ROBERT E. SANCHEZ,
> CHAIRMAN AND CHIEF EXECUTIVE OFFICER*

WHAT WE'VE BUILT

TRANSFORMED FOUNDATION

De-risked model
Enhanced annual returns & cash flow
More resilient business mix

HOW WE'RE EVOLVING

EXECUTING ON STRATEGIC PRIORITIES

Operational excellence
Customer-centric innovation
Profitable growth

WHAT WE'RE DELIVERING

OUTPERFORMING PRIOR CYCLES

Logistics & transportation leader in North America
Earnings power & resiliency

HIGHER EARNINGS AND RETURN PROFILE REFLECTS TRANSFORMATIVE CHANGES

	*2018: PRE-TRANSFORMATION FREIGHT CYCLE **PEAK***	*2025: POST-TRANSFORMATION RYDER **TODAY***	*CHANGE*
REVENUE MIX	$8.4B FMS 56% SCS/DTS 44%	$12.7B FMS 38% SCS/DTS 62%	+18 pts (SCS/DTS) ↑
COMPARABLE EPS	$5.95	$12.92	> 2.0x ↑
ADJUSTED ROE (ROE)	13%	17%	+400 bps ↑
OPERATING CASH FLOW	$1.7B	$2.6B	51% ↑

Comparable EPS and ROE are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see p47 and 49 of our Annual Report on Form 10-K for the year ended December 31, 2025.

*Effective March 31, 2026, Robert Sanchez will retire as CEO and assume the role of Executive Chair. At such time, John Diez, President & COO, will succeed him as CEO and join Ryder's Board of Directors.

RYDER 2025 ANNUAL REPORT // 4

RYDER 2025 ANNUAL REPORT // 5 CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION 24.5% TOTAL SHAREHOLDER RETURN CUMULATIVE ANNUAL BENEFITS FROM STRATEGIC INITIATIVES SINCE 2024 $100M “ In 2025, Ryder delivered earnings growth and solid returns despite a prolonged freight market downturn—demonstrating the resiliency of our transformed business model. DEAR SHAREHOLDERS , In 2025, Ryder delivered earnings growth and solid returns despite a prolonged freight market downturn—demonstrating the resiliency of our transformed business model. Execution of our balanced growth strategy has de-risked our business by significantly reducing our reliance on used vehicle proceeds to achieve targeted returns. It has also increased the overall return profile of our business and accelerated growth in our asset light Supply Chain Solutions (SCS) and Dedicated Transportation Solutions (DTS) businesses. Consistent execution of our strategy has enabled us to outperform prior cycles, reflecting the strength of our high quality contractual portfolio and our strategic initiatives. We continue to see compelling long-term growth opportunities across all three of our business segments, supported by large addressable markets, secular trends that favor the outsourcing decision, and the differentiated value of Ryder’s port-to-door solutions that integrate every step of the supply chain. These solutions leverage assets, innovative technology, and operational expertise to create long- standing customer relationships. 2025 RESULTS: EVIDENCE OF A MORE RESILIENT RYDER In 2025, Ryder generated comparable earnings per share of $12.92, an increase of 8% year over year and more than double the $5.95 achieved in 2018—prior to our business transformation and during a freight CEO LET TER ROE 17% Comparable EPS and ROE are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see p47 and 49 of our Annual Report on Form 10-K for the year ended December 31, 2025.

RYDER 2025 ANNUAL REPORT // 6 CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION cycle peak—highlighting the significant improvement in our earnings power. Our multi-year strategic initiatives delivered approximately $70 million of incremental benefits during the year, resulting in total cumulative annual benefits of $100 million achieved since 2024. Adjusted return on equity was solid at 17%, reflecting the structural changes embedded in our transformed model and in line with our expectations during a freight cycle downturn. Through organic growth, strategic acquisitions, and continued investment in customer-centric technology, we have meaningfully shifted our revenue mix toward SCS and DTS. In 2025, more than 60% of revenue was generated from these asset light businesses, compared with 44% in 2018. STOCK PERFORMANCE REFLECTS IMPROVED FUNDAMENTALS In 2025, Ryder delivered a total shareholder return of 24.5%. Ryder stock increased 22%, marking the fifth consecutive year outperforming the S&P 500® Index, S&P MidCap 400® Index, and Dow Jones Transportation Average™, reflecting our balanced growth strategy and investments in our people, capabilities, and technology that enable us to deliver value to our customers. CAPITAL DEPLOYMENT CAPACITY: SUPPORTS PROFITABLE GROW TH AND SHAREHOLDER RETURNS The earnings power of our enhanced contractual portfolio has increased our capacity to deploy capital for profitable growth while also returning capital to shareholders. During 2025, we invested $1.8 billion in our lease and rental fleets and returned $664 million to shareholders through a combination of share repurchases and dividends. We repurchased 3.2 million shares, increased our quarterly dividend by 12%, and paid out our 198th consecutive quarterly dividend, marking more than 49 years of uninterrupted dividend payments. INNOVATION THAT DELIVERS CUSTOMER VALUE AND A COMPETITIVE ADVANTAGE Ryder is investing in customer-centric technology that enables a proactive supply chain—providing a competitive advantage for our customers. Our approach to innovation is grounded in enhancing execution, strengthening customer relationships, and supporting scalable growth. We invest in technology where it increases visibility, integration, and control across increasingly complex supply chains—capabilities that deepen customer engagement and support long term retention. In addition, our technology investments and service innovations also strengthen Ryder’s competitive positioning and support the scalability of our businesses— key drivers of long-term revenue and earnings growth. CORPORATE CULTURE AS A DRIVER OF LONG-TERM VALUE Ryder’s commitment to corporate responsibility is integral to our ability to execute our strategy, manage risk, and deliver sustainable long term value for shareholders. Our core values— being Responsible, Determined, and Trustworthy—and our Ever better.™ philosophy guide how we operate, invest, and serve our customers across economic cycles. LEARN MORE ABOUT SUSTAINABILITY AT RYDER HERE . Ryder sustainability reporting includes an annual Corporate Sustainability Report (CSR) and CDP Corporate Response.

RYDER 2025 ANNUAL REPORT // 7 With more than 50,000 employees across North America, our focus on workplace excellence and innovation supports talent attraction and retention in a highly competitive labor market. In 2025, Ryder’s culture and people practices were recognized externally, including being named among Newsweek’s “America’s Greatest Workplaces” and a “Top Company for Women to Work in Transportation” by Women in Trucking. Our commitment to innovation was further acknowledged with inclusion in Fortune’s “America’s Most Innovative Companies” list—recognition that reflects our focus on continuous improvement and differentiated customer solutions. We also believe strong customer partnerships are built on trust, collaboration, and shared outcomes. In 2025, Ryder was honored to receive the SMI Tom Hughes Collaboration Award, alongside our customer BJC Health System, for innovative work transforming the healthcare supply chain to improve patient care—an example of how our integrated capabilities create value beyond traditional logistics services. Ryder employees live and work in communities across North America, and we recognize that supporting these communities strengthens our long term relationships with customers, employees, and partners. In October, we held our annual United Way workplace campaign, raising a record $1.17 million through employee contributions and support from the Ryder Charitable Foundation. LEADERSHIP SUCCESSION In late 2025, I announced my plan to retire as CEO effective March 31, 2026. At this time, I will transition the role of CEO to John Diez, Ryder’s chief operating officer, and will continue to serve as executive chair of the board of directors. This transition reflects Ryder’s commitment to leadership development, succession planning, and long term value creation. John played a key role in the development and execution of our balanced growth strategy. During his more-than-20- year tenure at Ryder, John has held leadership roles across the organization, including chief financial officer as well as president of FMS and president of DTS. I am confident that he is the right leader to build upon the strength of our transformed business model and create incremental value for our customers, employees, and shareholders. As I reflect on more than three decades with Ryder, I am deeply proud of our team and what we’ve accomplished together. Anchored by our vision to perfect the supply chains that drive our economy, our focus remains unchanged—serving customers with excellence, deploying capital with discipline, and creating long term value for shareholders. On behalf of our leadership team and employees, thank you for your continued support and investment in Ryder. Sincerely, ROBERT E . SANCHEZ CHAIRMAN AND CHIEF EXECUTIVE OFFICER MARCH 2026 CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION Ryder is reshaping the supply chain to drive meaningful change in healthcare logistics and improve patient care. Learn how Ryder customized an end-to-end supply chain and trans- portation solution for BJC Healthcare in this video case study. WATCH VIDEO

CORPORATE PROFILE // STRATEGY // CEO LETTER // **PERFORMANCE** // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION

PERFORMANCE

(IN MILLIONS EXCEPT PER SHARE AMOUNTS)

ROE

Year	ROE
2025	17%
2024	16%
2023	19%

COMPARABLE EBITDA

Year	Comparable EBITDA
2025	$2,867
2024	$2,776
2023	$2,665

COMPARABLE EPS

Year	Comparable EPS
2025	$12.92
2024	$12.00
2023	$12.95

CASH FLOW FROM OPERATIONS

Year	Cash Flow from Operations
2025	$2,594
2024	$2,265
2023	$2,353

OPERATING REVENUE

Year	Operating Revenue
2025	$10,406
2024	$10,266
2023	$9,497

DIVIDEND PER COMMON SHARE

Year	Dividend per Common Share
2025	$3.44
2024	$3.04
2023	$2.66

ROE, comparable EBITDA, comparable EPS, and operating revenue are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see pages 47-49 of our Annual Report on Form 10-K for the year ended December 31, 2025.

RYDER 2025 ANNUAL REPORT // 8

RYDER 2025 ANNUAL REPORT // 9 $3B GENERATED FREE CASH FLOW 57% INCREASED QUARTERLY DIVIDEND >$1B INVESTED IN STRATEGIC AQUISITIONS CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION SINCE 2021… 24% REPURCHASED SHARES OUTSTANDING Our balanced growth strategy has strengthened our contractual portfolio and is driving higher cash flow generation. This momentum is creating incremental debt capacity to fund our capital allocation priorities – supporting profitable growth as well as returning capital to shareholders.” JOHN DIEZ , PRESIDENT AND CHIEF OPERATING OFFICER “

CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // **STRONG. RESILIENT. FUTURE READY.** // CORPORATE INFORMATION

STRONG. RESILENT. FUTURE READY.

TECHNOLOGY AND INNOVATION STRATEGY FOCUSED ON DELIVERING A PROACTIVE SUPPLY CHAIN



"Ryder's technology strategy is designed to move supply chains from reactive to proactive. By embedding AI into our proprietary platforms and scaling automation across our network, we reduce the risk of experimentation and give customers a clear path to proven technologies—enabling them to operate effectively at increasing scale and complexity."

KAREN M. JONES,
EXECUTIVE VICE PRESIDENT AND CHIEF MARKETING OFFICER

FORTUNE statista AMERICA'S MOST INNOVATIVE COMPANIES 2025

Ryder was named one of America's Most Innovative Companies for 2025 by Fortune, recognized for its advancements in product and process innovation, as well as its strong culture of innovation.

TECHNOLOGY & INNOVATION

In 2025, Ryder advanced its technology and innovation strategy by beginning to embed advanced AI into its core technology products. In addition, Ryder has also deployed a significant focus on scaling warehouse automation and the use of robotics across our operations. Ryder's technology and innovation roadmap centers on a three pronged approach: developing proprietary technology, investing in emerging technologies, and leveraging strategic partners to accelerate customer value.

Our technology investments reduce the risk of experimentation for our customers, provide a clear path to winning technologies, and enable us to deliver improved operational efficiencies and better decision-making. These investments are designed to deliver a more proactive supply chain, improving planning accuracy, decision speed, and operational efficiency for customers through technology-driven solutions. Baton: A Ryder Technology Lab continues to anchor our next-generation customer-facing technology products with AI enhanced capabilities within RyderShare™ and RyderGyde™ driving deeper visibility, predictive insights, and automated workflows. RyderVentures further expands our innovation pipeline by investing in transportation and logistics technology startups.



RYDER 2025 ANNUAL REPORT // 10

CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // **STRONG. RESILIENT. FUTURE READY.** // CORPORATE INFORMATION


HOURLY PRODUCTION BOARD



RYDERSHARE™ CUSTOMER BENEFITS

Real-time visibility of your goods on trucks and inside warehouses

PRODUCTIVITY
Increased productivity up to 50%

LABOR EFFICIENCY
Labor efficiency savings up to 35%

RYDERSHARE™

Our proprietary technology enhances our customers' supply chain performance by connecting shippers, receivers, carriers, and service partners on a single real-time visibility and collaboration platform. Its integrated exception-management capabilities help prevent disruptions and improve network efficiency. Customers rely on RyderShare™ to identify root causes, recommend solutions, and predict future trends and disruptions across their transportation network in real-time. The platform continues to be a strong driver of new business in SCS and DTS and reinforces Ryder's leadership in technology-enabled supply chain solutions. Ryder plans to deploy AI agents to boost network efficiency by resolving routine exceptions and recommending interventions for complex disruptions.

RYDERGYDE™

RyderGyde™ modernizes fleet operations by consolidating essential management functions into a single digital interface. Customers can schedule and monitor maintenance, review vehicle history, access contracted fuel rates, and request roadside assistance, enabling more efficient and informed fleet oversight. As of 2025, the platform is used by 75% of the FMS contractual fleet—underscoring its growing importance within Ryder's fleet management ecosystem. Ryder is developing an AI-powered fleet advisor to provide fleet managers with actionable insights to optimize asset mix, uptime, and ROI.

RYDERVIEW™

RyderView™ elevates last-mile execution by giving customers real-time oversight of order activity and greater control of the delivery experience. The platform supports scheduling, tracking, notifications, and data-driven insights that strengthen service quality and brand consistency. In 2025, Ryder Last Mile completed more than 987,000 orders through RyderView™, demonstrating strong adoption and the platform's expanding role in high-volume delivery operations.

RYDERSHIP™

RyderShip™ strengthens Ryder's e-commerce and omnichannel fulfillment capabilities through a purpose-built digital platform designed for high-volume, fast-moving environments. The solution offers deep customization and seamless integration across customer systems, enabling greater speed, accuracy, and scalability in complex fulfillment operations. Its flexible architecture supports diverse order profiles and channel strategies, positioning Ryder to meet rising demand for technology-enabled fulfillment.

RYDER 2025 ANNUAL REPORT // 11

CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // **STRONG. RESILIENT. FUTURE READY.** // CORPORATE INFORMATION

Since 2021 Ryder's automation footprint has expanded significantly:

300%
GROWTH IN AUTONOMOUS MOBILE ROBOTS

200%
GROWTH IN AUTONOMOUS MOBILE FORKLIFTS

55%
INCREASE IN AUTOMATED WAREHOUSE SQUARE FOOTAGE

700%
GROWTH IN GOODS TO PERSON TECHNOLOGIES



These advancements reflect Ryder's commitment to scaling automation that delivers stronger productivity, higher accuracy, and greater customer value.

WAREHOUSE AUTOMATION

Ryder scales warehouse automation to deliver measurable gains in operational efficiency, accuracy, and increased productivity. Our approach integrates robotics, AI, and intelligent systems to optimize inventory control, material movement, and order fulfillment across our network.

- **Collaborative Robots** work alongside warehouse teams to handle repetitive tasks.
- **Autonomous Forklifts** use AI for safe navigation without external infrastructure, reducing labor costs and turnover.
- **Robotic Pick and Place systems** reduce manual picking in targeted workflows, with AI and vision technology improving precision and speed.
- **Goods to Person Automation** quadruples storage capacity and increases pick velocity.

AI INITIATIVES IN CALL CENTER OPERATIONS

In 2025, the company advanced its call center modernization with targeted AI investments that improved responsiveness, efficiency, and overall customer experience. AI driven summarization and classification tools—used across multiple call centers—helped reduce average resolution times, achieve measurable cost savings, and increase overall team productivity. AI-powered chat assistants, automated email processing, and enhanced track and trace capabilities streamlined both inbound and outbound customer service interactions.

RYDERVENTURES

RyderVentures, Ryder's corporate venture capital fund, advances innovation by investing in early-stage companies developing technologies that address challenges in logistics and transportation. The fund provides Ryder with early access to solutions that alleviate customer pain points and accelerate commercialization of next-generation capabilities. Since its launch in 2020, RyderVentures has explored more than 750 companies and has invested in a diverse portfolio of start-ups spanning AI workflows, warehouse automation, autonomous and electric vehicle technologies, computer vision AI, humanoids, mobile carbon capture, and other high-impact innovations shaping the future of supply chain and fleet operations. As a strategic investor, Ryder leverages its operations to test and help determine the viability of these new technologies.


028
032
016

RYDER 2025 ANNUAL REPORT // 12

RYDER 2025 ANNUAL REPORT // 13 EXECUTIVE LEADERSHIP ROBERT E. SANCHEZ* Chair and Chief Executive Officer JOHN J. DIEZ* President and Chief Operating Officer CRISTINA GALLO-AQUINO Executive Vice President, Chief Financial Officer THOMAS M. HAVENS President, Fleet Management Solutions J. STEVEN SENSING President, Supply Chain Solutions and Dedicated Transportation Solutions TOM REGAN Executive Vice President, Dedicated Transportation Solutions ROBERT D. FATOVIC Executive Vice President, Chief Legal Officer and Corporate Secretary KAREN M. JONES Executive Vice President and Chief Marketing Officer FRANCISCO LOPEZ Executive Vice President and Chief Human Resources Officer SANFORD J. HODES Senior Vice President and Chief Procurement and Corporate Development Officer RAJEEV RAVINDRAN Executive Vice President and Chief Information Officer BOARD OF DIRECTORS ROBERT E. SANCHEZ* Chair and Chief Executive Officer ROBERT J. ECK Retired Chief Executive Officer of Anixter International Inc. ROBERT A. HAGEMANN Retired Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated MICHAEL F. HILTON 1 Retired President and Chief Executive Officer of Nordson Corporation TAMARA L. LUNDGREN Retired Chairman, President and Chief Executive Officer of Radius Recycling LUIS P. NIETO, JR. Retired President of the Consumer Foods Group for ConAgra Foods Inc. DAVID G. NORD Retired Chairman, President and Chief Executive Officer of Hubbell Incorporated TAMMY ROMO Retired Executive Vice President and Chief Financial Officer of Southwest Airlines Co. ABBIE J. SMITH Professor of Accounting at the University of Chicago Booth School of Business DMITRI L. STOCKTON Retired Chairman, President and CEO of GE Asset Management CHARLES M. SWOBODA Retired Chairman, President and Chief Executive Officer of Cree, Inc. 1 Lead Independent Director NEW YORK STOCK EXCHANGE NYSE: R ANNUAL MEETING Ryder System, Inc. will be hosting its Annual Meeting of Shareholders on Friday, May 1, 2026, at 10 a.m. The Annual Meeting will be held in person at The Breakers Palm Beach, One South County Road, Palm Beach, Florida 33480. INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM PRICEWATERHOUSECOOPERS LLP TRANSFER AGENT AND REGISTRAR EQ SHAREHOLDER SERVICES Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com OUTSIDE THE U.S. (651) 450-4064 DIVIDEND REINVESTMENT PLAN Shareholders may automatically reinvest their dividends and cash in additional shares of Ryder System, Inc. stock by enrolling in the Company’s Dividend Reinvestment Plan. Information about the Dividend Reinvestment Plan may be obtained by contacting: EQ SHAREHOLDER SERVICES Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com OUTSIDE THE U.S. (651) 450-4064 For Dividend Reinvestment Plan Optional Cash Investments: EQ SHAREOWNER SERVICES Post Office Box 64856 St. Paul, MN 55164-0856 RYDER CORPORATE HEADQUARTERS 2333 Ponce De Leon Blvd., Suite 700 Coral Gables, FL 33134 INVESTOR RELATIONS https://investors.ryder.com (305) 500-4053 RyderForInvestors@ryder.com CALENE CANDELA Vice President, Investor Relations ccandela@ryder.com NICOLE DOMINGUEZ Group Director, Investor Relations nicole_dominguez@ryder.com CORPORATE PROFILE // STRATEGY // CEO LETTER // PERFORMANCE // STRONG. RESILIENT. FUTURE READY. // CORPORATE INFORMATION *As previously announced, effective as of March 31, 2026, Mr. Sanchez will retire as CEO and assume the role of Executive Chair. At such time, Mr. Diez will succeed him as CEO and be appointed to the Board.